Exhibit 99.1

FOR IMMEDIATE RELEASE

Melco Announces Unaudited Fourth Quarter 2020 Earnings

Macau, Thursday, February 25, 2021 – Melco Resorts & Entertainment Limited (Nasdaq: MLCO) (“Melco” or the “Company”), a developer, owner, and operator of integrated resort facilities in Asia and Europe, today reported its unaudited financial results for the fourth quarter and full year ended December 31, 2020.

Total operating revenues for the fourth quarter of 2020 were US$0.53 billion, representing a decrease of approximately 64% from US$1.45 billion for the comparable period in 2019. The decrease in total operating revenues was primarily attributable to softer performance in all gaming segments and non-gaming operations as a result of the COVID-19 pandemic, which resulted in a significant decline in inbound tourism throughout 2020 which continued through the fourth quarter.

Operating loss for the fourth quarter of 2020 was US$144.8 million, compared with operating income of US$173.4 million in the fourth quarter of 2019.

Melco generated Adjusted Property EBITDA(1) of US$53.4 million in the fourth quarter of 2020, compared with Adjusted Property EBITDA of US$409.8 million in the fourth quarter of 2019.

Net loss attributable to Melco Resorts & Entertainment Limited for the fourth quarter of 2020 was US$199.7 million, or US$0.42 per ADS, compared with net income attributable to Melco Resorts & Entertainment Limited of US$68.1 million, or US$0.14 per ADS, in the fourth quarter of 2019. The net loss attributable to noncontrolling interests during the fourth quarter of 2020 was US$35.1 million and the net income attributable to noncontrolling interests during the fourth quarter of 2019 was US$12.7 million, all of which was related to Studio City, City of Dreams Manila, and the Cyprus Operations.

Mr. Lawrence Ho, our Chairman and Chief Executive Officer, commented, “COVID-19 and the subsequent travel restrictions continue to have a significant negative impact on our operating and financial performance. Despite these challenges, our integrated resorts experienced a moderate recovery in business levels during the fourth quarter.

MELCO RESORTS & ENTERTAINMENT LIMITED

Incorporated in the Cayman Islands with limited liability

新濠博亞娛樂有限公司

於開曼群島註冊成立的有限公司

“While we are encouraged by the recent positive developments, ensuring the safety and well-being of our colleagues, customers and communities in which we operate remains our highest priority. Melco also fully supports the Macau SAR government’s scheme for tourists from Mainland China with the aim to expand the number of visitors, boost the economy, and protect local jobs. In support of the scheme, Melco strives to continue prioritizing epidemic prevention measures by working hand-in-hand with local small and medium enterprise (SME) partners, while contributing collaboratively to the city’s sustainable development and economic recovery.

“We continue to prudently manage our balance sheet. As of December 31, 2020, we had cash on hand of approximately US$1.8 billion, and undrawn revolver capacities of approximately US$2.0 billion. In January, Studio City issued US$750 million of 5.00% senior notes due in 2029, and Melco issued an additional US$250 million from the 5.375% 2029 senior notes. These transactions reduced our average borrowing rate and extended our maturity profile.

“While impacted by COVID-19, Melco remains committed to its global development program. In Macau, construction on the expansion of Studio City is progressing. Upon completion, Studio City will offer approximately 900 additional luxury hotel rooms and suites, one of the world’s largest indoor/outdoor water parks, a Cineplex, fine-dining restaurants, and state-of-the-art MICE space. Also in Macau, our facility upgrade works at City of Dreams are ongoing, with the fully renovated Nüwa nearing completion. In Europe, we are developing City of Dreams Mediterranean which, upon completion, will be Europe’s largest integrated resort with more than 500 luxury hotel rooms, approximately 10,000 square meters of MICE space, an outdoor amphitheater, a family adventure park, and a variety of fine-dining outlets and luxury retail.

“Turning to Japan, I want to highlight our continued commitment to bring to the country a world-leading IR. We believe our focus on the Asian premium segment, a portfolio of high-quality assets, devotion to craftsmanship, dedication to world-class entertainment offerings, market-leading social safeguard systems, established track record of successful partnerships, culture of exceptional guest service, and a continuing commitment to employee development puts Melco in a strong position to help Japan realize the vision of developing an exceptional IR with a uniquely Japanese touch. Due to COVID, the process in Japan has been delayed and remains complex but has renewed momentum as jurisdictions are again initiating RFP processes. We will continue to be patient as we evaluate the landscape to ensure that Melco pursues the right opportunity that takes advantage of Melco’s core strengths to drive strong value creation.”

City of Dreams Fourth Quarter Results

For the quarter ended December 31, 2020, total operating revenues at City of Dreams were US$321.2 million, compared to US$759.1 million in the fourth quarter of 2019. City of Dreams generated Adjusted EBITDA of US$57.3 million in the fourth quarter of 2020, compared with Adjusted EBITDA of US$210.4 million in the fourth quarter of 2019. The year-over-year decrease in Adjusted EBITDA was primarily a result of softer performance in all gaming segments and lower non-gaming revenue due to the pandemic.

Rolling chip volume was US$3.16 billion for the fourth quarter of 2020, versus US$15.96 billion in the fourth quarter of 2019. The rolling chip win rate was 3.76% in the fourth quarter of 2020, versus 2.65% in the fourth quarter of 2019. The expected rolling chip win rate range is 2.85% - 3.15%.

Mass market table games drop decreased to US$0.74 billion in the fourth quarter of 2020, compared with US$1.41 billion in the fourth quarter of 2019. The mass market table games hold percentage was 30.1% in the fourth quarter of 2020, compared to 32.8% in the fourth quarter of 2019.

Gaming machine handle for the fourth quarter of 2020 was US$0.47 billion, compared with US$1.20 billion in the fourth quarter of 2019. The gaming machine win rate was 3.1% in the fourth quarter of 2020, versus 4.4% in the fourth quarter of 2019.

Total non-gaming revenue at City of Dreams in the fourth quarter of 2020 was US$48.1 million, compared with US$105.4 million in the fourth quarter of 2019.

Altira Macau Fourth Quarter Results

For the quarter ended December 31, 2020, total operating revenues at Altira Macau were US$28.0 million, compared to US$113.9 million in the fourth quarter of 2019. Altira Macau generated negative Adjusted EBITDA of US$13.4 million in the fourth quarter of 2020, compared with Adjusted EBITDA of US$13.6 million in the fourth quarter of 2019. The year-over-year decrease in Adjusted EBITDA was primarily a result of softer performance in all gaming segments.

Rolling chip volume was US$0.95 billion in the fourth quarter of 2020, versus US$4.21 billion in the fourth quarter of 2019. The rolling chip win rate was 3.14% in the fourth quarter of 2020, versus 3.39% in the fourth quarter of 2019. The expected rolling chip win rate range is 2.85% - 3.15%.

In the mass market table games segment, drop was US$48.5 million in the fourth quarter of 2020 versus US$167.6 million in the fourth quarter of 2019. The mass market table games hold percentage was 19.1% in the fourth quarter of 2020, compared with 20.3% in the fourth quarter of 2019.

Gaming machine handle for the fourth quarter of 2020 was US$56.4 million, compared with US$81.1 million in the fourth quarter of 2019. The gaming machine win rate was 4.0% in the fourth quarter of 2020, versus 3.2% in the fourth quarter of 2019.

Total non-gaming revenue at Altira Macau in the fourth quarter of 2020 was US$3.7 million, compared with US$7.4 million in the fourth quarter of 2019.

Mocha Clubs Fourth Quarter Results

Total operating revenues from Mocha Clubs were US$12.8 million in the fourth quarter of 2020, compared to US$28.0 million in the fourth quarter of 2019. Mocha Clubs generated negative Adjusted EBITDA of US$0.5 million in the fourth quarter of 2020, compared with Adjusted EBITDA of US$5.7 million in the same period in 2019.

Gaming machine handle for the fourth quarter of 2020 was US$299.3 million, compared with US$603.4 million in the fourth quarter of 2019. The gaming machine win rate was 4.3% in the fourth quarter of 2020 versus 4.6% in the fourth quarter of 2019.

Studio City Fourth Quarter Results

For the quarter ended December 31, 2020, total operating revenues at Studio City were US$88.2 million, compared to US$358.3 million in the fourth quarter of 2019. Studio City generated negative Adjusted EBITDA of US$5.5 million in the fourth quarter of 2020, compared with Adjusted EBITDA of US$117.4 million in the fourth quarter of 2019. The year-over-year decrease in Adjusted EBITDA was primarily a result of softer performance in all gaming segments and lower non-gaming revenue.

Studio City’s rolling chip volume was US$0.45 billion in the fourth quarter of 2020, versus US$2.46 billion in the fourth quarter of 2019. The rolling chip win rate was negative 0.13% in the fourth quarter of 2020, versus 3.60% in the fourth quarter of 2019. The expected rolling chip win rate range is 2.85% - 3.15%.

Mass market table games drop decreased to US$305.6 million in the fourth quarter of 2020, compared with US$879.8 million in the fourth quarter of 2019. The mass market table games hold percentage was 27.0% in the fourth quarter of 2020, compared to 30.2% in the fourth quarter of 2019.

Gaming machine handle for the fourth quarter of 2020 was US$257.7 million, compared with US$695.4 million in the fourth quarter of 2019. The gaming machine win rate was 2.2% in the fourth quarter of 2020, versus 3.0% in the fourth quarter of 2019.

Total non-gaming revenue at Studio City in the fourth quarter of 2020 was US$19.8 million, compared with US$52.1 million in the fourth quarter of 2019.

City of Dreams Manila Fourth Quarter Results

For the quarter ended December 31, 2020, total operating revenues at City of Dreams Manila were US$63.8 million, compared to US$153.5 million in the fourth quarter of 2019. City of Dreams Manila generated Adjusted EBITDA of US$16.8 million in the fourth quarter of 2020, compared with Adjusted EBITDA of US$53.9 million in the comparable period of 2019. The year-over-year decrease in Adjusted EBITDA was primarily a result of softer performance in all gaming segments and lower non-gaming revenue.

City of Dreams Manila’s rolling chip volume was US$0.24 billion in the fourth quarter of 2020, versus US$2.02 billion in the fourth quarter of 2019. The rolling chip win rate was 2.98% in the fourth quarter of 2020, versus 3.01% in the fourth quarter of 2019. The expected rolling chip win rate range is 2.85% - 3.15%.

Mass market table games drop decreased to US$99.6 million in the fourth quarter of 2020, compared with US$216.3 million in the fourth quarter of 2019. The mass market table games hold percentage was 35.7% in the fourth quarter of 2020, compared to 31.8% in the fourth quarter of 2019.

Gaming machine handle for the fourth quarter of 2020 was US$0.53 billion, compared with US$1.06 billion in the fourth quarter of 2019. The gaming machine win rate was 4.8% in the fourth quarter of 2020, versus 5.3% in the fourth quarter of 2019.

Total non-gaming revenue at City of Dreams Manila in the fourth quarter of 2020 was US$14.5 million, compared with US$33.4 million in the fourth quarter of 2019.

Cyprus Operations Fourth Quarter Results

The Company is currently operating a temporary casino, the first casino in the Republic of Cyprus, and is licensed to operate four satellite casinos, of which three satellite casinos are planned to reopen after the current government restrictions are lifted. Upon the completion and opening of City of Dreams Mediterranean, the Company will continue to operate the satellite casinos while operation of the temporary casino will cease.

For the quarter ended December 31, 2020, total operating revenues at Cyprus Casinos were US$8.2 million, compared to US$24.7 million in the fourth quarter of 2019. Cyprus Casinos generated negative Adjusted EBITDA of US$1.2 million in the fourth quarter of 2020, compared with Adjusted EBITDA of US$8.6 million in the fourth quarter of 2019. The year-over-year decrease in Adjusted EBITDA was primarily a result of temporary government-mandated casino closures during the fourth quarter of 2020.

Rolling chip volume was US$0.1 million for the fourth quarter of 2020, versus US$22.8 million in the fourth quarter of 2019. The rolling chip win rate was negative 17.43% in the fourth quarter of 2020, versus 3.61% in the fourth quarter of 2019. The expected rolling chip win rate range is 2.85% - 3.15%.

Mass market table games drop was US$10.5 million in the fourth quarter of 2020, versus US$33.9 million in the fourth quarter of 2019. The mass market table games hold percentage was 16.2% in the fourth quarter of 2020, compared to 19.8% in the fourth quarter of 2019.

Gaming machine handle for the fourth quarter of 2020 was US$129.4 million, compared with US$349.5 million in the fourth quarter of 2019. The gaming machine win rate was 5.2% in the fourth quarter of 2020, versus 4.9% in the fourth quarter of 2019.

Other Factors Affecting Earnings

Total net non-operating expenses for the fourth quarter of 2020 were US$87.8 million, which mainly included interest expenses, net of amounts capitalized, of US$90.6 million.

Depreciation and amortization costs of US$147.6 million were recorded in the fourth quarter of 2020, of which US$14.4 million related to the amortization expense for our gaming subconcession and US$5.7 million related to the amortization expense for the land use rights.

The negative Adjusted EBITDA for Studio City for the three months ended December 31, 2020 referred to in this press release was US$8.8 million less than the negative Adjusted EBITDA of Studio City contained in the earnings release for Studio City International Holdings Limited (“SCIHL”) dated February 25, 2021 (the “Studio City earnings release”). The Adjusted EBITDA of Studio City contained in the Studio City earnings release includes certain intercompany charges that are not included in the Adjusted EBITDA for Studio City contained in this press release. Such intercompany charges include, among other items, fees and shared service charges billed between SCIHL and its subsidiaries and certain subsidiaries of Melco. Additionally, Adjusted EBITDA of Studio City included in this press release does not reflect certain intercompany costs related to the table games operations at Studio City Casino.

Financial Position and Capital Expenditures

Total cash and bank balances as of December 31, 2020 aggregated to US$1.76 billion, including US$0.4 million of restricted cash. Total debt, net of unamortized deferred financing costs and original issue premiums, was US$5.65 billion at the end of the fourth quarter of 2020.

Capital expenditures for the fourth quarter of 2020 were US$168.2 million, which primarily related to various projects at City of Dreams, Studio City Phase 2, and City of Dreams Mediterranean construction.

On January 14, 2021, Studio City Finance Limited (“Studio City Finance”), a subsidiary of the Company, issued US$750 million in aggregate principal amount of 5.000% senior notes due 2029 (the “Studio City 2029 Notes”). Net proceeds from the issuance of the Studio City 2029 Notes were used to fund the conditional cash tender offer announced by Studio City Finance on January 4, 2021 for any and all of its outstanding 7.250% senior notes due 2024 (the “Studio City 2024 Notes”) and fully redeem the Studio City 2024 Notes which remained outstanding following the completion of such conditional cash tender offer. The remaining balance will be used to partially fund the capital expenditures of the Studio City Phase 2 project and for general corporate purposes.

On January 21, 2021, Melco Resorts Finance Limited (“Melco Resorts Finance”), a subsidiary of the Company, issued an additional US$250 million in aggregate principal amount of its 5.375% senior notes due 2029 (the “Additional Melco Resorts Finance 2029 Notes”). Net proceeds from the issuance of the Additional Melco Resorts Finance 2029 Notes were used for repayment of the principal amount drawn under the revolving credit facility under the senior facilities agreement entered into by MCO Nominee One Limited on April 29, 2020, together with accrued interest and associated costs. The remaining balance will be used for general corporate purposes.

Full Year Results

For the year ended December 31, 2020, Melco Resorts & Entertainment Limited reported total operating revenues of US$1.73 billion, versus US$5.74 billion in the prior year. The decrease in total operating revenues was primarily attributable to softer performance in all gaming segments and non-gaming operations as a result of the COVID-19 pandemic, which resulted in temporary casino closures and a significant decline in inbound tourism in 2020.

Operating loss for 2020 was US$940.6 million, compared with operating income of US$747.7 million for 2019.

Melco generated negative Adjusted Property EBITDA of US$0.10 billion for the year ended December 31, 2020, compared with Adjusted Property EBITDA of US$1.69 billion in 2019.

Net loss attributable to Melco Resorts & Entertainment Limited for 2020 was US$1.26 billion, or US$2.65 per ADS, compared with net income attributable to Melco Resorts & Entertainment Limited of US$373.2 million, or US$0.78 per ADS, for 2019. The net loss attributable to noncontrolling interests for 2020 was US$191.1 million and the net income attributable to noncontrolling interests for 2019 was US$21.1 million, all of which were related to Studio City, City of Dreams Manila and the Cyprus Operations.

Recent Developments

The COVID-19 outbreak continues to have a material effect on our operations, financial position, and prospects during the first quarter of 2021.

Despite the nationwide resumption of issuance of Individual Visit Scheme visas by China in September 2020, our operations continue to be impacted by significant travel bans, restrictions, and quarantine requirements imposed by the governments in Macau, Hong Kong, and certain provinces in China on visitors traveling to and from Macau, and such bans, restrictions and requirements have been, and may continue to be, modified by the relevant authorities from time to time as COVID-19 developments unfold. Additionally, health-related precautionary measures remain in place at our properties in Macau, which could continue to impact visitation and customer spending.

Our Philippines casino gaming operations were closed due to the enhanced community quarantine for the entire island of Luzon, including Metro Manila, which began on March 16, 2020 and was extended to November 30, 2020. However, as permitted by PAGCOR, since June 19, 2020, City of Dreams Manila has conducted a dry run/trial run of its gaming and hospitality operations with a limited number of participants strictly adhering to the new guidelines on social distancing and hygiene and sanitation procedures imposed by the government of the Philippines. The PAGCOR-sanctioned dry run/trial run, which aims to address all potential operational concerns to achieve a seamless re-opening for City of Dreams Manila, is expected to continue until such time that PAGCOR provides a formal notice that City of Dreams Manila can resume operations again on a regular basis in the future.

In Cyprus, on November 12, 2020, as part of a regional lockdown, our casino operations in Limassol and Paphos were suspended until November 30, 2020. Thereafter, the government of Cyprus announced nationwide measures from November 30, 2020 to December 31, 2020, in an effort to prevent the spread of COVID-19 which included, among others, curfews, restrictions on gatherings, sports activities and operation of food and beverage and retail businesses and closure of various other businesses, including our casino operations in Cyprus. Our operations in Cyprus are currently closed and will remain closed while such measures remain in place.

The COVID-19 outbreak has also impacted the construction of the Studio City Phase 2 project and the progress of construction work on the City of Dreams Mediterranean project. We currently expect additional time will be needed to complete the construction of these projects. Previously, under the gaming license granted by the government of Cyprus to our subsidiary Integrated Casino Resorts Cyprus Limited, we were required to open the City of Dreams Mediterranean project by December 31, 2021. In February 2021, the government of Cyprus extended the opening date requirement to September 30, 2022.

As the disruptions from the COVID-19 outbreak are ongoing, any recovery from such disruptions will depend on future events, such as the successful production, distribution and widespread acceptance of safe and effective vaccines, the development of effective treatments for COVID-19, including for new strains of COVID-19, the duration of travel and visa restrictions as well as customer sentiment and behavior, including the length of time before customers resume traveling and participating in entertainment and leisure activities at high-density venues and the impact of potential higher unemployment rates, declines in income levels and loss of personal wealth resulting from the COVID-19 outbreak on consumer behavior related to discretionary spending and traveling, all of which are highly uncertain.

Conference Call Information

Melco Resorts & Entertainment Limited will hold a conference call to discuss its fourth quarter 2020 financial results on Thursday, February 25, 2021 at 8:30 a.m. Eastern Time (or 9:30 p.m. Hong Kong Time). To join the conference call, please use the dial-in details below:

US Toll Free	1 844 760 0770
US Toll / International	1 347 549 4094
HK Toll	852 3018 8307
HK Toll Free	800 906 613
Japan Toll	81 3 4503 6004
Japan Toll Free	012 092 5482
UK Toll Free	080 0051 4241
Australia Toll	61 290 833 216
Australia Toll Free	1 800 754 642
Philippines Toll Free	1 800 1612 0312

Passcode	2386216

An audio webcast will also be available at http://www.melco-resorts.com.

To access the replay, please use the dial-in details below:

US Toll Free	1 855 452 5696
US Toll / International	1 646 254 3697
HK Toll	852 3051 2780
HK Toll Free	800 963 117
Japan Toll	81 3 4580 6717
Japan Toll Free	012 095 9034
Philippines Toll Free	1 800 1612 0166

Conference ID	2386216

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Melco Resorts & Entertainment Limited (the “Company”) may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) the global pandemic of COVID-19, caused by a novel strain of the coronavirus, and the continued impact of its consequences on our business, our industry and the global economy, (ii) growth of the gaming market and visitations in Macau, the Philippines and the Republic of Cyprus, (iii) capital and credit market volatility, (iv) local and global economic conditions, (v) our anticipated growth strategies, (vi) gaming authority and other governmental approvals and regulations, and (vii) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

(1)

“Adjusted EBITDA” is net income/loss before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and other, share-based compensation, payments to the Philippine parties under the cooperative arrangement (the “Philippine Parties”), land rent to Belle Corporation and other non-operating income and expenses. “Adjusted Property EBITDA” is net income/loss before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and other, share-based compensation, payments to the Philippine Parties, land rent to Belle Corporation, Corporate and Other expenses and other non-operating income and expenses. Adjusted EBITDA and Adjusted Property EBITDA are presented exclusively as supplemental disclosures because management believes they are widely used to measure the performance, and as a basis for valuation, of gaming companies. Management uses Adjusted EBITDA and Adjusted Property EBITDA as measures of the operating performance of its segments and to compare the operating performance of its properties with those of its competitors.

The Company also presents Adjusted EBITDA and Adjusted Property EBITDA because they are used by some investors as ways to measure a company’s ability to incur and service debt, make capital expenditures, and meet working capital requirements. Gaming companies have historically reported Adjusted EBITDA and Adjusted Property EBITDA as supplements to financial measures in accordance with U.S. GAAP. However, Adjusted EBITDA and Adjusted Property EBITDA should not be considered as alternatives to operating income/loss as indicators of the Company’s performance, as alternatives to cash flows from operating activities as measures of liquidity, or as alternatives to any other measure determined in accordance with U.S. GAAP. Unlike net income/loss, Adjusted EBITDA and Adjusted Property EBITDA do not include depreciation and amortization or interest expense and, therefore, do not reflect current or future capital expenditures or the cost of capital. The Company compensates for these limitations by using Adjusted EBITDA and Adjusted Property EBITDA as only two of several comparative tools, together with U.S. GAAP measurements, to assist in the evaluation of operating performance.

Such U.S. GAAP measurements include operating income/loss, net income/loss, cash flows from operations and cash flow data. The Company has significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other recurring and nonrecurring charges, which are not reflected in Adjusted EBITDA or Adjusted Property EBITDA. Also, the Company’s calculation of Adjusted EBITDA and Adjusted Property EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of Adjusted EBITDA and Adjusted Property EBITDA with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this press release.

(2)

“Adjusted net income/loss” is net income/loss before pre-opening costs, development costs, property charges and other, loss on extinguishment of debt and costs associated with debt modification, net of noncontrolling interests and taxes calculated using specific tax treatments applicable to the adjustments based on their respective jurisdictions. Adjusted net income/loss attributable to Melco Resorts & Entertainment Limited and adjusted net income/loss attributable to Melco Resorts & Entertainment Limited per share (“EPS”) are presented as supplemental disclosures because management believes they are widely used to measure the performance, and as a basis for valuation, of gaming companies. These measures are used by management and/or evaluated by some investors, in addition to income/loss and EPS computed in accordance with U.S. GAAP, as an additional basis for assessing period-to-period results of our business. Adjusted net income/loss attributable to Melco Resorts & Entertainment Limited and adjusted net income/loss attributable to Melco Resorts & Entertainment Limited per share may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of adjusted net income/loss attributable to Melco Resorts & Entertainment Limited with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this press release.

About Melco Resorts & Entertainment Limited

The Company, with its American depositary shares listed on the Nasdaq Global Select Market (Nasdaq: MLCO), is a developer, owner and operator of integrated resort facilities in Asia and Europe. The Company currently operates Altira Macau (www.altiramacau.com), an integrated resort located at Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated resort located in Cotai, Macau. Its business also includes the Mocha Clubs (www.mochaclubs.com), which comprise the largest non-casino based operations of electronic gaming machines in Macau. The Company also majority owns and operates Studio City (www.studiocity-macau.com), a cinematically-themed integrated resort in Cotai, Macau. In the Philippines, a Philippine subsidiary of the Company currently operates and manages City of Dreams Manila (www.cityofdreamsmanila.com), an integrated resort in the Entertainment City complex in Manila. In Europe, the Company is currently developing City of Dreams Mediterranean (www.cityofdreamsmed.com.cy) in the Republic of Cyprus, which is expected to be the largest and premier integrated destination resort in Europe. The Company is currently operating a temporary casino, the first authorized casino in the Republic of Cyprus, and is licensed to operate four satellite casinos (“Cyprus Casinos”). Upon the opening of City of Dreams Mediterranean, the Company will continue to operate the satellite casinos while operation of the temporary casino will cease. For more information about the Company, please visit www.melco-resorts.com.

The Company is strongly supported by its single largest shareholder, Melco International Development Limited, a company listed on the Main Board of The Stock Exchange of Hong Kong Limited and is substantially owned and led by Mr. Lawrence Ho, who is the Chairman, Executive Director and Chief Executive Officer of the Company.

For the investment community, please contact:

Timothy Mazik

Tel: +852 2598 3516

Email: timothymazik@melco-resorts.com

For media enquiries, please contact:

Chimmy Leung

Executive Director, Corporate Communications

Tel: +852 3151 3765

Email: chimmyleung@melco-resorts.com

Melco Resorts & Entertainment Limited and Subsidiaries

Condensed Consolidated Statements of Operations (Unaudited)

(In thousands of U.S. dollars, except share and per share data)

	Three Months Ended December 31,		Year Ended December 31,
	2020	2019	2020	2019
Operating revenues:
Casino	$440,442	$1,248,916	$1,471,356	$4,976,686
Rooms	41,365	90,990	108,593	349,908
Food and beverage	26,481	62,375	74,528	235,120
Entertainment, retail and other	19,714	48,360	73,446	175,087

Total operating revenues	528,002	1,450,641	1,727,923	5,736,801

Operating costs and expenses:
Casino	(363,392)	(843,550)	(1,350,210)	(3,266,736)
Rooms	(11,793)	(22,553)	(46,690)	(89,778)
Food and beverage	(23,641)	(48,004)	(86,123)	(181,456)
Entertainment, retail and other	(10,464)	(26,906)	(55,379)	(99,945)
General and administrative	(98,184)	(136,480)	(424,398)	(559,480)
Payments to the Philippine Parties	(5,311)	(11,433)	(12,989)	(57,428)
Pre-opening costs	(273)	(209)	(1,322)	(4,847)
Development costs	(2,983)	(17,560)	(25,616)	(57,433)
Amortization of gaming subconcession	(14,361)	(14,240)	(57,411)	(56,841)
Amortization of land use rights	(5,725)	(5,677)	(22,886)	(22,659)
Depreciation and amortization	(127,476)	(149,343)	(538,233)	(571,705)
Property charges and other	(9,233)	(1,237)	(47,223)	(20,815)

Total operating costs and expenses	(672,836)	(1,277,192)	(2,668,480)	(4,989,123)

Operating (loss) income	(144,834)	173,449	(940,557)	747,678

Non-operating income (expenses):
Interest income	1,402	2,142	5,134	9,311
Interest expenses, net of amounts capitalized	(90,551)	(84,434)	(340,839)	(310,102)
Other financing costs	(2,311)	(1,065)	(7,955)	(2,738)
Foreign exchange gains (losses), net	3,038	(1,347)	(2,079)	(10,756)
Other income (expenses), net	888	(3,748)	(150,969)	(23,914)
Loss on extinguishment of debt	(219)	(2,612)	(19,952)	(6,333)
Costs associated with debt modification	—	—	(310)	(579)

Total non-operating expenses, net	(87,753)	(91,064)	(516,970)	(345,111)

(Loss) income before income tax	(232,587)	82,385	(1,457,527)	402,567
Income tax (expense) credit	(2,253)	(1,562)	2,913	(8,339)

Net (loss) income	(234,840)	80,823	(1,454,614)	394,228
Net loss (income) attributable to noncontrolling interests	35,106	(12,684)	191,122	(21,055)

Net (loss) income attributable to
Melco Resorts & Entertainment Limited	$(199,734)	$68,139	$(1,263,492)	$373,173

Net (loss) income attributable to Melco Resorts & Entertainment Limited per share:
Basic	$(0.140)	$0.047	$(0.882)	$0.260

Diluted	$(0.140)	$0.047	$(0.884)	$0.258

Net (loss) income attributable to Melco Resorts & Entertainment Limited per ADS:
Basic	$(0.419)	$0.142	$(2.647)	$0.779

Diluted	$(0.419)	$0.142	$(2.652)	$0.775

Weighted average shares outstanding used in net (loss) income attributable to Melco Resorts & Entertainment Limited per share calculation:
Basic	1,430,907,993	1,437,196,123	1,432,052,735	1,436,569,083

Diluted	1,430,907,993	1,444,028,468	1,432,052,735	1,443,447,422

Melco Resorts & Entertainment Limited and Subsidiaries

Condensed Consolidated Balance Sheets

(In thousands of U.S. dollars, except share and per share data)

	December 31, 2020	December 31, 2019
	(Unaudited)
ASSETS

Current assets:
Cash and cash equivalents	$1,755,351	$1,394,982
Investment securities	—	49,369
Restricted cash	144	37,390
Accounts receivable, net	129,619	284,333
Amounts due from affiliated companies	765	442
Inventories	37,277	43,959
Prepaid expenses and other current assets	86,238	84,197

Total current assets	2,009,394	1,894,672

Property and equipment, net	5,681,268	5,723,909
Gaming subconcession, net	84,663	141,440
Intangible assets, net	58,833	31,628
Goodwill	82,203	95,620
Long-term prepayments, deposits and other assets	284,168	176,478
Investment securities	—	568,936
Restricted cash	275	130
Deferred tax assets, net	6,376	3,558
Operating lease right-of-use assets	92,213	111,043
Land use rights, net	721,574	741,008

Total assets	$9,020,967	$9,488,422

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	$9,483	$21,882
Accrued expenses and other current liabilities	983,865	1,420,516
Income tax payable	14,164	8,516
Operating lease liabilities, current	27,066	33,152
Finance lease liabilities, current	80,004	39,725
Current portion of long-term debt, net	129	146
Amounts due to affiliated companies	1,668	1,523

Total current liabilities	1,116,379	1,525,460

Long-term debt, net	5,645,262	4,393,985
Other long-term liabilities	29,213	18,773
Deferred tax liabilities, net	45,952	56,677
Operating lease liabilities, non-current	75,867	88,259
Finance lease liabilities, non-current	270,223	262,040

Total liabilities	7,182,896	6,345,194

Shareholders’ equity:
Ordinary shares, par value $0.01; 7,300,000,000 shares authorized; 1,456,547,942 and 1,456,547,942 shares issued; 1,430,965,312 and 1,437,328,096 shares outstanding, respectively	14,565	14,565
Treasury shares, at cost; 25,582,630 and 19,219,846 shares, respectively	(121,028)	(90,585)
Additional paid-in capital	3,207,312	3,178,579
Accumulated other comprehensive losses	(11,332)	(18,803)
Accumulated losses	(1,987,396)	(644,788)

Total Melco Resorts & Entertainment Limited shareholders’ equity	1,102,121	2,438,968
Noncontrolling interests	735,950	704,260

Total shareholders’ equity	1,838,071	3,143,228

Total liabilities and shareholders’ equity	$9,020,967	$9,488,422

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Net (Loss) Income Attributable to Melco Resorts & Entertainment Limited to

Adjusted Net (Loss) Income Attributable to Melco Resorts & Entertainment Limited (Unaudited)

(In thousands of U.S. dollars, except share and per share data)

	Three Months Ended December 31,		Year Ended December 31,
	2020	2019	2020	2019
Net (loss) income attributable to Melco Resorts & Entertainment Limited	$(199,734)	$68,139	$(1,263,492)	$373,173
Pre-opening costs	273	209	1,322	4,847
Development costs	2,983	17,560	25,616	57,433
Property charges and other	9,233	1,237	47,223	20,815
Loss on extinguishment of debt	219	2,612	19,952	6,333
Costs associated with debt modification	—	—	310	579
Income tax impact on adjustments	(821)	(333)	(4,999)	(4,549)
Noncontrolling interests impact on adjustments	(637)	(373)	(11,314)	(7,556)

Adjusted net (loss) income attributable to Melco Resorts & Entertainment Limited	$(188,484)	$89,051	$(1,185,382)	$451,075

Adjusted net (loss) income attributable to Melco Resorts & Entertainment Limited per share:
Basic	$(0.132)	$0.062	$(0.828)	$0.314

Diluted	$(0.132)	$0.062	$(0.830)	$0.312

Adjusted net (loss) income attributable to Melco Resorts & Entertainment Limited per ADS:
Basic	$(0.395)	$0.186	$(2.483)	$0.942

Diluted	$(0.395)	$0.185	$(2.489)	$0.937

Weighted average shares outstanding used in adjusted net (loss) income attributable to Melco Resorts & Entertainment Limited per share calculation:
Basic	1,430,907,993	1,437,196,123	1,432,052,735	1,436,569,083

Diluted	1,430,907,993	1,444,028,468	1,432,052,735	1,443,447,422

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Operating (Loss) Income to Adjusted EBITDA and Adjusted Property EBITDA (Unaudited)

(In thousands of U.S. dollars)

	Three Months Ended December 31, 2020
	Altira Macau	Mocha	City of Dreams	Studio City	City of Dreams Manila	Cyprus Operations	Corporate and Other	Total
Operating loss	$(19,569)	$(2,509)	$(1,395)	$(45,704)	$(9,166)	$(5,093)	$(61,398)	$(144,834)
Payments to the Philippine Parties	—	—	—	—	5,311	—	—	5,311
Land rent to Belle Corporation	—	—	—	—	821	—	—	821
Pre-opening costs	—	—	89	68	—	116	—	273
Development costs	—	—	—	—	—	—	2,983	2,983
Depreciation and amortization	5,423	1,872	59,037	37,477	16,539	3,215	23,999	147,562
Share-based compensation	500	153	2,275	1,900	1,256	538	15,594	22,216
Property charges and other	222	3	(2,749)	753	2,031	—	8,973	9,233

Adjusted EBITDA	(13,424)	(481)	57,257	(5,506)	16,792	(1,224)	(9,849)	43,565
Corporate and Other expenses	—	—	—	—	—	—	9,849	9,849

Adjusted Property EBITDA	$(13,424)	$(481)	$57,257	$(5,506)	$16,792	$(1,224)	$—	$53,414

	Three Months Ended December 31, 2019
	Altira Macau	Mocha	City of Dreams	Studio City	City of Dreams Manila	Cyprus Operations	Corporate and Other	Total
Operating income (loss)	$7,845	$4,010	$145,659	$73,859	$18,137	$5,704	$(81,765)	$173,449
Payments to the Philippine Parties	—	—	—	—	11,433	—	—	11,433
Land rent to Belle Corporation	—	—	—	—	778	—	—	778
Pre-opening costs	—	—	2	12	—	195	—	209
Development costs	—	—	—	—	—	—	17,560	17,560
Depreciation and amortization	5,679	1,686	63,277	42,677	23,086	2,692	30,163	169,260
Share-based compensation	118	33	956	376	426	51	7,323	9,283
Property charges and other	7	—	547	522	2	—	159	1,237

Adjusted EBITDA	13,649	5,729	210,441	117,446	53,862	8,642	(26,560)	383,209
Corporate and Other expenses	—	—	—	—	—	—	26,560	26,560

Adjusted Property EBITDA	$13,649	$5,729	$210,441	$117,446	$53,862	$8,642	$—	$409,769

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Operating (Loss) Income to Adjusted EBITDA and Adjusted Property EBITDA (Unaudited)

(In thousands of U.S. dollars)

	Year Ended December 31, 2020
	Altira Macau	Mocha	City of Dreams	Studio City	City of Dreams Manila	Cyprus Operations	Corporate and Other	Total
Operating loss	$(82,304)	$(4,024)	$(261,495)	$(256,204)	$(63,399)	$(11,901)	$(261,230)	$(940,557)
Payments to the Philippine Parties	—	—	—	—	12,989	—	—	12,989
Land rent to Belle Corporation	—	—	—	—	3,195	—	—	3,195
Pre-opening costs	37	—	68	201	—	1,016	—	1,322
Development costs	—	—	—	—	—	—	25,616	25,616
Depreciation and amortization	21,509	7,331	245,290	168,520	66,092	12,343	97,445	618,530
Share-based compensation	866	194	6,235	3,316	2,322	693	40,766	54,392
Property charges and other	1,119	59	8,576	5,167	7,784	129	24,389	47,223

Adjusted EBITDA	(58,773)	3,560	(1,326)	(79,000)	28,983	2,280	(73,014)	(177,290)
Corporate and Other expenses	—	—	—	—	—	—	73,014	73,014

Adjusted Property EBITDA	$(58,773)	$3,560	$(1,326)	$(79,000)	$28,983	$2,280	$—	$(104,276)

	Year Ended December 31, 2019
	Altira Macau	Mocha	City of Dreams	Studio City	City of Dreams Manila	Cyprus Operations	Corporate and Other	Total
Operating income (loss)	$27,830	$16,160	$655,234	$221,947	$100,381	$16,849	$(290,723)	$747,678
Payments to the Philippine Parties	—	—	—	—	57,428	—	—	57,428
Land rent to Belle Corporation	—	—	—	—	3,061	—	—	3,061
Pre-opening costs	25	—	31	2,567	(7)	2,231	—	4,847
Development costs	—	—	—	—	—	—	57,433	57,433
Depreciation and amortization	23,159	7,295	258,407	180,038	80,617	10,498	91,191	651,205
Share-based compensation	376	153	3,791	1,489	1,427	179	24,382	31,797
Property charges and other	80	(328)	5,313	9,057	4,184	—	2,509	20,815

Adjusted EBITDA	51,470	23,280	922,776	415,098	247,091	29,757	(115,208)	1,574,264
Corporate and Other expenses	—	—	—	—	—	—	115,208	115,208

Adjusted Property EBITDA	$51,470	$23,280	$922,776	$415,098	$247,091	$29,757	$—	$1,689,472

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Net (Loss) Income Attributable to Melco Resorts & Entertainment Limited to

Adjusted EBITDA and Adjusted Property EBITDA (Unaudited)

(In thousands of U.S. dollars)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2020	2019	2020	2019
Net (loss) income attributable to Melco Resorts & Entertainment Limited	$(199,734)	$68,139	$(1,263,492)	$373,173
Net (loss) income attributable to noncontrolling interests	(35,106)	12,684	(191,122)	21,055

Net (loss) income	(234,840)	80,823	(1,454,614)	394,228
Income tax expense (credit)	2,253	1,562	(2,913)	8,339
Interest and other non-operating expenses, net	87,753	91,064	516,970	345,111
Property charges and other	9,233	1,237	47,223	20,815
Share-based compensation	22,216	9,283	54,392	31,797
Depreciation and amortization	147,562	169,260	618,530	651,205
Development costs	2,983	17,560	25,616	57,433
Pre-opening costs	273	209	1,322	4,847
Land rent to Belle Corporation	821	778	3,195	3,061
Payments to the Philippine Parties	5,311	11,433	12,989	57,428

Adjusted EBITDA	43,565	383,209	(177,290)	1,574,264
Corporate and Other expenses	9,849	26,560	73,014	115,208

Adjusted Property EBITDA	$53,414	$409,769	$(104,276)	$1,689,472

Melco Resorts & Entertainment Limited and Subsidiaries

Supplemental Data Schedule

	Three Months Ended		Year Ended
	December 31,		December 31,
	2020	2019	2020	2019
Room Statistics(3):
Altira Macau
Average daily rate (4)	$152	$184	$164	$179
Occupancy per available room	48%	99%	36%	99%
Revenue per available room (5)	$73	$182	$59	$177

City of Dreams
Average daily rate (4)	$187	$217	$210	$209
Occupancy per available room	60%	98%	33%	98%
Revenue per available room (5)	$111	$212	$69	$205

Studio City
Average daily rate (4)	$121	$138	$128	$135
Occupancy per available room	49%	100%	28%	100%
Revenue per available room (5)	$59	$138	$36	$135

City of Dreams Manila
Average daily rate (4)	$215	$178	$220	$176
Occupancy per available room	45%	98%	53%	98%
Revenue per available room (5)	$98	$176	$117	$173

Other Information(6):
Altira Macau
Average number of table games	97	102	97	103
Average number of gaming machines	110	195	110	178
Table games win per unit per day (7)	$4,365	$18,839	$4,694	$19,605
Gaming machines win per unit per day (8)	$224	$145	$150	$195

City of Dreams
Average number of table games	514	511	496	516
Average number of gaming machines	517	782	487	822
Table games win per unit per day (7)	$7,216	$18,855	$6,439	$18,504
Gaming machines win per unit per day (8)	$303	$724	$230	$562

Studio City
Average number of table games	291	292	282	293
Average number of gaming machines	606	935	586	947
Table games win per unit per day (7)	$3,057	$13,204	$2,456	$12,663
Gaming machines win per unit per day (8)	$103	$242	$98	$230

City of Dreams Manila
Average number of table games	307	324	302	311
Average number of gaming machines	2,241	2,280	2,262	2,265
Table games win per unit per day (7)	$1,517	$4,340	$2,282	$4,421
Gaming machines win per unit per day (8)	$124	$266	$136	$259

Cyprus Operations
Average number of table games	23	37	28	38
Average number of gaming machines	257	436	336	388
Table games win per unit per day (7)	$1,234	$2,212	$1,770	$2,475
Gaming machines win per unit per day (8)	$434	$429	$473	$431

(3)	Room statistics exclude rooms that were temporarily closed or provided to staff members during the three months and year ended December 31, 2020 due to the COVID-19 outbreak
(4)	Average daily rate is calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total occupied rooms including complimentary rooms
(5)	Revenue per available room is calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total rooms available
(6)

Table games and gaming machines that were not in operation during the three months and year ended December 31, 2020 due to government mandated closures or social distancing measures in relation to the COVID-19 outbreak have been excluded

(7)

Table games win per unit per day is shown before discounts, commissions, non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis

(8)

Gaming machines win per unit per day is shown before non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis